

August 17, 2012

<u>Via E-Mail</u>
Stephen Letwin
Chief Executive Officer
IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
Canada M5H 2Y4

> **Re:** **IAMGOLD Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 001-31528**

Dear Mr. Letwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for Fiscal Year Ended December 31, 2011</u>

<u>Exhibit 99.2</u>

<u>2. Basis of Preparation</u>
<u>(a) Statement of Compliance, page 9</u>

1. We note your disclosure that the significant accounting policies applied in the consolidated financial statements are based on IFRS effective for financial years beginning January 1, 2011. Please reconcile your disclosure with the requirements of paragraphs 7 and 8 of IFRS 1 and provide us with a discussion of the implications to your financial statements.

3. Summary of Significant Accounting Policies
(e) Depreciation, page 15

2. We note your disclosure on page 12 of Exhibit 99.3 of your 2010 Form 40-F that under Canadian GAAP you used proven and probable reserves to calculate depreciation under the units of production method. We note your disclosure here that under IFRS you use proven and probable reserves and non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of some of your mines. Please also explain why proven and probable reserves were used for those mines under Canadian GAAP but not under IFRS. In addition, also explain why this did not result in a reconciling difference between Canadian GAAP and IFRS.

(l) Income and Mining Taxes, page 18

3. We note you present mining taxes under the caption, "Income and mining taxes expense." Please tell us the nature of the mining tax and provide us with an analysis to support your conclusion that it represents an income tax within the scope of IAS 12. If you continue to believe that the classification of this mining tax as an IAS 12 income tax is appropriate, please revise future Exchange Act filings to limit the applicable caption to only refer to income tax (i.e., not income and mining tax) and revise your disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202-551-3774 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining